TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Current Reports on Form 8-K dated April 12, 1999, and Filed on April 15, 1999, and April 21, 1999.

The following is the GM press release issued on March 6, 2000 to announce the authorization by the GM Board of Directors for the Corporation to seek stock-holder approval to increase the number of authorized shares of GM Class H common stock. Following the press release are questions and answers relating to the GM Class H common stock share authorization.

                               * * * * * * * * * *

           GM WILL SEEK TO INCREASE AUTHORIZED SHARES OF CLASS H STOCK

                    -- Split of GM Class H Stock Foreseen --


      DETROIT -- The General Motors Corp. (NYSE: GM, GMH) Board of Directors today authorized the corporation to seek stockholder approval to increase the number of authorized shares of GM Class H common stock from 600 million shares to 3.6 billion shares.

      GM's Class H stock is a tracking stock designed to provide holders with financial returns based on the financial performance of GM's wholly-owned subsidiary Hughes Electronics Corporation (Hughes).

      The board of directors will recommend in General Motors' 2000 proxy statement that stockholders approve a management proposal to make this increase at the corporation's annual meeting of stockholders in June of this year. If approved, the GM board currently expects that it will declare a split of the Class H stock in the form of a stock dividend shortly after the annual meeting. The ratio of such a stock split would be determined by the GM board at that time.

      "An increase in the GM Class H share authorization would provide GM and Hughes increased flexibility to use the Class H stock in ways that would benefit the business and stockholders, including future acquisitions, strategic alliances and stock splits," said General Motors Chairman and CEO John F. Smith, Jr. "In particular, a split of the GM Class H stock would make Class H stock more accessible to a greater number of stockholders, which could broaden GM's Class H stockholder base."

      The increase in financial flexibility will enhance Hughes' ability to pursue a new strategic direction. Earlier this year, Hughes announced a new strategy designed to focus its resources on its high-growth services businesses. In particular, Hughes is evolving as a premier provider of integrated digital information and entertainment communications services by leveraging its expertise in satellite and wireless communications systems. Hughes' objective is to lead the multi-channel entertainment markets with DIRECTV, capitalize on growth opportunities in the markets for internet services and digital data, and achieve sustainable market leadership positions by participating in new markets and developing new products and services to serve these markets.

      As previously announced, GM has filed a preliminary Form S-4 registration statement with the Securities and Exchange Commission relating to GM's plan to offer to repurchase GM $1-2/3 par value common stock in exchange for up to approximately $8 billion of GM Class H common stock. Any Class H stock split would be declared by the GM board after the completion of that exchange offer.

     While General Motors has filed a Registration Statement on Form S-4, including a preliminary prospectus, regarding the exchange offer with the SEC, it has not yet become effective, which means it is not yet final. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' web site at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy., (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500,
menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.


                                      # # #


                           Class H Share Authorization
                              Questions and Answers

Class H Authorization Increase
------------------------------

Q.    What did GM announce today?
A. The GM Board of Directors has authorized the corporation to seek stockholder approval to increase the number of authorized shares of GM Class H common stock from 600 million shares to 3.6 billion shares.

Q.    What is Class H stock?
A. GM's Class H stock is a tracking stock designed to provide holders with financial returns based on the financial performance of GM's wholly-owned subsidiary Hughes Electronics Corporation (Hughes). A "tracking stock" (also known as letter stock) is a separate class of a company's common stock that is designed to provide holders with financial returns based on the financial performance of a group of assets or a specific business unit, division, or subsidiary. Holders of a tracking stock are stockholders of the parent company and not of the underlying business or subsidiary. The market value of the tracking stock generally reflects the economic value of the tracked business rather than that of the parent company as a whole. In the case of the GM Class H stock, the security tracks the financial performance of Hughes Electronics Corporation.

Q.    What is the purpose of this increase?
A. An increase in the GM Class H share authorization would provide GM and Hughes increased flexibility to use the Class H stock in ways which make sense for stockholders, such as stock splits, future acquisitions and strategic alliances. If the increase is approved, the GM Board currently expects that it will declare a split of Class H stock in the form of a stock dividend shortly after the shareholders meeting. Such a split would make the Class H stock more accessible to stockholders, which could broaden GM's Class H stockholder base.

Q.    Would this increase in authorized shares be dilutive to the Class H stock?
A. A stock split would be non-dilutive. Should the increased shares be used for acquisitions or strategic alliances, such acquisitions or strategic alliances could be either accretive, neutral or dilutive to the Class H earnings per share.

Q.    How would the stock authorization process work?
A. The board of directors will recommend in GM's 2000 proxy statement that stockholders approve a management proposal to approve this increase at the corporation's annual meeting of stockholders in June of this year. If approved, an amendment to GM's certificate of incorporation would be filed with the Delaware Secretary of State to give effect to the increase.

Q.    What happens if stockholders don't approve the management proposal?
A. If stockholders fail to approve the management proposal, the number of authorized Class H shares will not increase and the GM board would not declare a split of the Class H stock.

Q.    What percentage of stockholders have to approve the management proposal?
A. It must be approved by a majority of GM's common stockholders voting together, as well as the holders of the Class H stock voting separately.

Q.    So are you definitely going to do a stock split?
A. If the management proposal to increase the number of shares is approved by stockholders, the GM board currently expects that it will declare a split of the Class H stock in the form of a stock dividend dependent upon the share price and market conditions at that time.

Q.    What would be the ratio of a stock split?
      The ratio of such a stock split would be determined by the GM board following the annual meeting and the completion of the exchange offer and will depend on the then prevailing stock price and market conditions.

Q.    What would be the timing of a stock split?
A. Any Class H stock split would be declared by the GM board after the annual meeting in June and after the completion of the previously announced exchange offer.

Exchange Offer
--------------

Q. Does this share authorization have something to do with the exchange offer you already announced?
A. No, the exchange offer and the proposed increase in authorized Class H shares are independent items.

Q. Doesn't your proposed exchange offer increase the number of Class H shares outstanding?
A. Yes, the exchange offer would increase the number of shares of Class H stock outstanding, while not being dilutive to the Class H stock.

      An increase to the number of shares outstanding would decrease the number of shares that remain to be issued within the total amount authorized.

Q.    What is the status of that exchange offer?
A. On Feb. 22, 2000, GM filed a preliminary Form S-4 registration statement with the Securities and Exchange Commission (SEC) relating to GM's plan to offer to repurchase GM $1-2/3 par value common stock in exchange for approximately $8 billion of GM Class H common stock. The S-4 has not yet become effective, which means it is not yet final.

Q.    When do you plan to execute the exchange offer?
A. GM has previously said that we currently expect the 20-business day offering period to occur in the second quarter of 2000, following the SEC's review of the Form S-4 registration statement.

     While General Motors has filed a Registration Statement on Form S-4, including a preliminary prospectus, regarding the exchange offer with the SEC, it has not yet become effective, which means it is not yet final. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' web site at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy., (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500,
menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.


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